

March 29, 2012

<u>Via e-mail:</u>
Mr. Paul F. Brauneis
Chief Financial Officer
Sycamore Networks, Inc.
220 Mill Road
Chelmsford, Massachusetts 01824

  Re: **Sycamore Networks, Inc.**
     Form 10-K for the fiscal year ended July 31, 2011
     Filed September 21, 2011
     Form 8-K
     Filed February 16, 2012
     File No. 000-27273

Dear Mr. Brauneis:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terry French for

       Larry Spirgel
       Assistant Director